FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of JUNE, 2008

International KRL Resources Corp. (File #00-50902)

(Translation of registrant's name into English)

Suite 1640 -1066 West Hastings Street, Vancouver, B.C. Canada, V6E 3X1

(Address of principal executive offices)

Attachments:

1.

News Release dated June 9, 2008- International KRL Resources Completes Drill Program at Silver-Lead-Zinc Wolf Property

2.

News Release dated June 17, 2008- International KRL Resources Corp. Files Form 15F to Voluntarily Terminate Reporting Obligations with the SEC

3.

News Release Dated June 19, 2008- International KRL Resources And Logan Resources Provide Update On Turn River U-Ni Project

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X         Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  ____X_____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

INTERNATIONAL KRL RESOURCES CORP.

(Registrant)

Date: July 18, 2008

By: /s/ Judith T. Mazvihwa

 Name

Its: CFO/Director

(Title)

INTERNATIONAL KRL RESOURCES CORP.

TSX-V: IRK

PK (USA): IRKLF

NEWS RELEASE

TRADING SYMBOL - IRK (TSX-V) and IRKLF: PK (USA)	DATE: July 5, 2007

INTERNATIONAL KRL RESOURCES COMPLETES DRILL PROGRAM AT SILVER-LEAD-ZINC WOLF PROPERTY

Vancouver – Monday, June 9, 2008 – International KRL Resources Corp. (TSX-V:IRK) today announced it has completed a five hole diamond drill program (totaling 1,254.22 m) on the Wolf silver-lead-zinc property, located in the Yukon, near the B.C. border.

The Wolf property hosts geological and structural criteria favourable for silver-lead-zinc mineralization, but had never been drill-tested.  International KRL’s drill targets were related to coincident Ag-Pb-Zn soil geochemical and IP (induced polarization) geophysical anomalies.

The Company’s drill program intersected altered clastic and carbonate sedimentary rocks (argillite, quartzite, limestone).  Zones of brecciation, considered favorable for mineral deposition, were encountered in some holes. Such brecciation, quartz and carbonate veining, and oxidation were identified over intervals up to 20 metres wide. Similar material had been previously recovered on the property during a trenching program conducted by Fairfield Minerals Ltd. where high-grade values were returned (e.g. 352.4 g/t Ag and 9.12% Pb, over a four metre chip sample from Trench 3).

Iron sulphide (pyrite) mineralization was noted in all holes and intense silicification was noted in the final hole (W-08-05).  Copper, lead and zinc sulphides (chalcopyrite, galena, and sphalerite) were intersected in minor amounts. Intervals of elevated values include 10.6 g/t Ag, 0.21% Pb, and 0.83%  Zn over four metres in hole W-08-01.

All split core samples were shipped to Acme Analytical Laboratories (Vancouver) Ltd. for analysis by multi-element ICP, with follow-up assaying conducted on those samples which returned high analytical values. Once all results have been evaluated, the Company will be able to identify additional targets for future exploration.

Michael Sanguinetti, P.Eng, Consulting Geologist, is the Qualified Person for the purposes of National Instrument 43-101 and is responsible for the technical information contained herein.

International KRL Resources Corp. is a mineral exploration company engaged in the acquisition, exploration and advancement of Canadian mineral properties. For further information on the Company’s diversified exploration property portfolio and International KRL Resources Corp. please visit www.krl.net, www.sedar.com and www.sec.gov websites.

For Further Information Please Contact:

Earl Hope, Investor Relations, 604-689-0299 x 232

Seamus Young, President and CEO, 604-689-0299 x223

Statements contained in this news release that are not historical facts are forward-looking statements, which are subject to a number of known and unknown risks, uncertainness and other factors that may cause the actual results to differ materially from those anticipated in our forward looking statements. Although we believe that the expectations in our forward looking statements are reasonable, actual results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

The TSX Venture Exchange has neither approved nor disapproved the information contained herein.

INTERNATIONAL KRL RESOURCES CORP.

TSX-V: IRK

PK (USA): IRKLF

NEWS RELEASE

TRADING SYMBOL - IRK (TSX-V) and IRKLF: PK (USA)	DATE: July 5, 2007

INTERNATIONAL KRL RESOURCES CORP. FILES FORM 15F TO VOLUNTARILY TERMINATE

REPORTING OBLIGATIONS WITH THE SEC

Vancouver, June 17, 2008–International KRL Resources Corp. (TSX-V:IRK) today announced that it has filed a Form 15F with the United States Securities and Exchange Commission (the "SEC") to voluntarily terminate its reporting obligations under the United States Securities Exchange Act of 1934, as amended.  International KRL expects the termination to take effect no later than ninety days after the filing the Form 15F. As a result of the filing of the Form 15F, International KRL will immediately cease to file certain reports, including Form 20-F and Form 6-K, with the SEC.

The Company’s administrative burdens and costs associated with being a U.S. reporting company, particularly with respect to the SEC Sarbanes-Oxley requirements, have increased materially in the past few years. International KRL maintains these burdens and costs outweigh any benefits derived from the Company's foreign issuer status with the SEC, particularly as the great majority of International KRL shareholder base is Canadian.

As a TSX Venture Exchange listed reporting issuer, International KRL will continue to meet its Canadian continuous disclosure obligations through filings with the applicable Canadian securities regulators. The Company's filings can be found on the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com. For more information on the property portfolio and International KRL Resources Corp. please visit the Company’s- www.krl.net.

For Further Information Please Contact:

Earl Hope, Investor Relations, 604-689-0299 x 232

Seamus Young, President and CEO, 604-689-0299 x223

Statements contained in this news release that are not historical facts are forward-looking statements, which are subject to a number of known and unknown risks, uncertainness and other factors that may cause the actual results to differ materially from those anticipated in our forward looking statements. Although we believe that the expectations in our forward looking statements are reasonable, actual results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

The TSX Venture Exchange has neither approved nor disapproved the information contained herein.

INTERNATIONAL KRL RESOURCES CORP.

TSX-V: IRK

PK (USA): IRKLF

NEWS RELEASE

TRADING SYMBOL - IRK (TSX-V) and IRKLF: PK (USA)	DATE: July 5, 2007

INTERNATIONAL KRL RESOURCES AND LOGAN RESOURCES

PROVIDE UPDATE ON TURN RIVER U-Ni PROJECT

Vancouver – Thursday, June 19, 2008 – International KRL Resources Corp. (TSX-V:IRK) and Logan Resources Ltd. (TSX-V:LGR) today announced that an option agreement dated April 2, 2007 with Longview Capital Partners Incorporated has been cancelled.  The agreement granted Longview Capital an option to earn a 50% interest in their jointly-owned Turn River uranium-nickel project in the Yukon by spending $15 million in exploration expenditures over five years.  Pursuant to the option agreement (detailed in Sept. 18, 2007 news release), Longview was required to expend $2 million on exploration before April 2, 2008 and did not meet this commitment.

The Turn River project consists of 3,377 claims in twelve non-contiguous blocks, covering an area of 706 km2 (174,432 acres).  The claims will remain in good standing until 2009 - 2010. The property is located 95 km northeast of Whitehorse and is serviced by the Canol Road.  Significant nickel and uranium silt stream sediment geochemical anomalies occur in the area.  The elevated nickel geochemical data is associated with ultramafic intrusive rocks.

Late in the 2007 field season, a helicopter magnetic and radiometric survey totalling 3,157 line km was flown over the Turn River claim blocks on behalf of It’s Your Nickel Exploration Ltd. (a private company partially owned by Longview Capital).  Three high priority and 24 secondary priority radiometric anomalies were identified with potential for uranium mineralization.  Numerous magnetic anomalies also warrant further exploration for nickel mineralization.  International KRL and Logan Resources plan to seek a joint venture partner to further explore the Turn River Property.

Peter T. George, P.Geo., Consulting Geologist is the Qualified Person as per NI43-101, responsible for the technical information contained herein.

International KRL Resources Corp. and Logan Resources Ltd. are mineral exploration companies engaged in the acquisition, exploration and advancement of Canadian mineral properties. For further information on the Companies’ diversified exploration property portfolio, please visit www.krl.net, www.loganresources.ca, www.sedar.com and www.sec.gov websites.

For Further Information Please Contact:

Earl Hope, Investor Relations, 604-689-0299 x 232

Seamus Young, President and CEO, 604-689-0299 x223

Statements contained in this news release that are not historical facts are forward-looking statements, which are subject to a number of known and unknown risks, uncertainness and other factors that may cause the actual results to differ materially from those anticipated in our forward looking statements. Although we believe that the expectations in our forward looking statements are reasonable, actual results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

The TSX Venture Exchange has neither approved nor disapproved the information contained herein.